UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

SAFE BULKERS, INC.

(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on August 6, 2024 and as may be further amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1. Press Release dated May 27, 2026: Safe Bulkers, Inc. Publishes Prospectus Relating to the Admission to Trading and Listing on Euronext Athens.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2026

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Publishes Prospectus
Relating to the Admission to Trading and Listing on Euronext Athens

Monaco – May 27, 2026 — Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, is pleased to announce that following ascertainment by Euronext Athens of the fulfilment of all listing requirements for a dual listing of Safe Bulkers’ shares of common stock on the Main Market of Euronext Athens on May 26, 2026, the Board of Directors of the Hellenic Capital Market Commission has approved today the Company’s prospectus for the admission to trading all of the Company’s issued shares of common stock (i.e., all 101,826,580 dematerialized, registered voting shares of common stock, each with a par value of $0.001, issued by the Company) on the Main Market of the Regulated Securities Market of Euronext Athens. The listing prospectus is available on the Company’s website at www.safebulkers.com/Euronextathens. The Company is not issuing any additional shares of common stock pursuant to the listing prospectus.

The Common Stock is primarily listed and traded on the New York Stock Exchange (the “NYSE”), which will not be affected by the listing.

The Company’s board of directors approved the admission of its shares of common stock to trading on Euronext Athens on April 1, 2026 and expects trading to commence on June 2, 2026 under the Euronext ticker symbol “SB” and ISIN code: MHY7388L1039.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C” and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including the anticipated trading of its shares of common stock on Euronext Athens. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, business disruptions due to natural disasters or other events, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, disruptions to the mechanics required to operate cross-border trading, disruptions to trading on Euronext Athens, other technical impediments to the commencement of trading and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertakings to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Tel.: +30 2 111 888 400

Fax: +30 2 111 878 500

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President Capital Link, Inc.

230 Park Avenue, Suite 1536 New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com

Anna Wichmann

Capital Link Athens

Tel +30-210-6109-800

E-Mail: safebulkers@capitallink.com